# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cosan S.A., CIK 0001430162
CUSIP: 22113B103
Title of class of securities: Common shares, without par value ("Shares") and American Depositary Shares ("ADSs"), each representing four Shares
Address of issuer's principal executive offices: Av. Brigadeiro Faria Lima, 4,100 - 16th floor, SAO PAULO, SP, Brazil (D5), 04538-132
Date of event which requires filing of this statement: 11/10/2025
Amends the filing with accession number 0000950103-25-012095
Filed by CIK 0001449045
Persons authorized to receive notices and communications: Rubens Ometto Silveira Mello, Av. Brigadeiro Faria Lima, 4100 - 16th floor, Sao Paulo, SP, Brazil (D5), 04538-132, (55)(11) 3897-9797

## Reporting persons
- Queluz Holdings Ltd. (CIK 0001449045): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 109,532,616; sole dispositive power 0; shared dispositive power 109,532,616; aggregate amount beneficially owned 109,532,616 (2.8% of the class)
  Comment: Note to Row 13: This percentage is calculated based on (i) 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025, and (ii) a total of 2,100,000,000 common shares, no par value, to be issued in the Equity Offerings (as defined below), as reported by Cosan S.A. in its current report on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2025.
- Aguassanta Investimentos S.A.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 712,682,406; sole dispositive power 0; shared dispositive power 712,682,406; aggregate amount beneficially owned 712,682,406 (18% of the class)
  Comment: Note to Rows 8, 10, 11 and 13: Includes (i) 562,682,406 common shares, no par value, held directly by Aguassanta Investimentos S.A., and (ii) an additional 150,000,000 common shares, no par value, held by New Holding. Aguassanta Investimentos S.A. holds an interest of 10.3% in New Holding, which in turn holds 1,450,000,000 common shares, no par value. The number in item (ii) is obtained by multiplying the 1,450,000,000 common shares, no par value, held by New Holding by Aguassanta Investimentos S.A.'s 10.3% interest in New Holding. Aguassanta Investimentos disclaims beneficial ownership of any other common shares, no par value, held by New Holding.
  
  Note to Row 13: This percentage is calculated based on 3,966,570,932 common shares, no par value, outstanding, which is in turn calculated based on (i) 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025, and (ii) a total of 2,100,000,000 common shares, no par value, to be issued in the Equity Offerings, as reported by Cosan S.A. in its current report on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2025.
- Aguassanta Negocios S.A.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,268; sole dispositive power 0; shared dispositive power 20,268; aggregate amount beneficially owned 20,268 (0% of the class)
  Comment: Note to Row 13: This percentage is calculated based on 3,966,570,932 common shares, no par value, outstanding, which is in turn calculated based on (i) 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025, and (ii) a total of 2,100,000,000 common shares, no par value, to be issued in the Equity Offerings, as reported by Cosan S.A. in its current report on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2025.
- Rio das Pedras Acoes: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 77,640; sole dispositive power 0; shared dispositive power 77,640; aggregate amount beneficially owned 77,640 (0% of the class)
  Comment: Note to Row 13: This percentage is calculated based on 3,966,570,932 common shares, no par value, outstanding, which is in turn calculated based on (i) 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025, and (ii) a total of 2,100,000,000 common shares, no par value, to be issued in the Equity Offerings, as reported by Cosan S.A. in its current report on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2025.
- Rubens Ometto Silveira Mello: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 822,312,930; sole dispositive power 0; shared dispositive power 822,312,930; aggregate amount beneficially owned 822,312,930 (20.7% of the class)
  Comment: Note to Rows 8, 10, 11 and 13: Includes (i) 672,312,930 common shares, no par value, held by Rubens Ometto Silveira Mello through Queluz Holdings Limited, Aguassanta Investimentos S.A., Aguassanta Negocios S.A. and Rio das Pedras Acoes, entities controlled by Rubens Ometto Silveira Mello, and (ii) an additional 150,000,000 common shares, no par value, held by New Holding. Rubens Ometto Silveira Mello indirectly holds an interest of 10.3% in New Holding, which in turn holds 1,450,000,000 common shares, no par value. The number in item (ii) is obtained by multiplying the 1,450,000,000 common shares, no par value, held by New Holding by Rubens Ometto Silveira Mello's 10.3% indirect interest in New Holding held through Aguassanta Investimentos S.A. Rubens Ometto Silveira Mello disclaims beneficial ownership of any other common shares, no par value, held by New Holding.
  
  Note to Row 13: This percentage is calculated based on 3,966,570,932 common shares, no par value, outstanding, which is in turn calculated based on (i) 1,866,570,932 common shares, no par value, outstanding as of April 30, 2025, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025, and (ii) a total of 2,100,000,000 common shares, no par value, to be issued in the Equity Offerings (as defined below), as reported by Cosan S.A. in its current report on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common shares, without par value ("Shares") and American Depositary Shares ("ADSs"), each representing four Shares
Name of issuer: Cosan S.A.
Address of issuer's principal executive offices: Av. Brigadeiro Faria Lima, 4,100 - 16th floor, SAO PAULO, SP, Brazil (D5), 04538-132
Comment:
This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 14, 2022 (as amended on September 23, 2025 by Amendment No.1 to the Statement on Schedule 13D and as amended hereby, the "Statement") relating to common shares, no par value (the "Shares") of Cosan S.A. (the "Issuer"), a corporation (sociedade anonima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of Sao Paulo, state of Sao Paulo, at Avenida Brigadeiro Faria Lima, 4,100 - 16th floor, room 1, ZIP Code 04538-132, Brazil. The Issuer's American depositary shares ("ADSs"), each representing four Shares, are listed on the New York Stock Exchange under the symbol "CSAN." Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the original statement on Schedule 13D.

This Amendment No. 2 is being filed to reflect the indirect acquisition of additional Shares of the Issuer by Aguassanta Investimentos S.A., a corporation (sociedade anonima) of indefinite term incorporated under the laws of Brazil ("AS Investimentos") and Queluz Holdings Limited, a business company organized under the laws of the British Virgin Islands ("Queluz" and, together with AS Investimentos, "Holdings Aguassanta") pursuant to an investment agreement (Acordo de Investimento e Outras Avencas) entered into among the Issuer, Holdings Aguassanta, entities affiliated with BTG Pactual Holding and investment vehicles managed by BTG Pactual Gestora de Recursos Ltda. (collectively, the "BTG Entities"), and investment vehicles managed by Perfin Infra Administracao de Recursos Ltda. (collectively, "the Perfin Entities" and, collectively with the BTG Entities, the "Investors" and, the Investors, collectively with Holdings Aguassanta, the "Anchor Investors") dated as of September 21, 2025 (the "Investment Agreement").

Pursuant to Rule 13d-1(j) under the Exchange Act, in presenting this Statement, the Reporting Persons (as defined below) have relied on the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2025.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly on behalf of each of (i) Queluz, (ii) AS Investimentos, (iii) Aguassanta Negocios S.A., a corporation (sociedade anonima) of indefinite term incorporated under the laws of Brazil ("AS Negocios"), (iv) Rio das Pedras Acoes, an equities fund organized under the laws of Brazil ("Rio das Pedras") and (v) Mr. Rubens Ometto Silveira Mello ("Mr. Mello") (collectively, the "Reporting Persons"). Queluz, AS Investimentos, AS Negocios and Rio das Pedras are controlled by Mr. Mello. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 3 to the original statement on Schedule 13D, pursuant to which the Reporting Persons have agreed to file this Statement (including any amendments thereto) jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.
Residence or business address: The address of the principal office of Queluz is Mercy Building, 2nd floor, Purcell Estate, Road Town, Tortola, British Virgin Islands. The address of the principal office of AS Investimentos is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The address of the principal office of AS Negocios is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The address of the principal office of Rio das Pedras is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The business address for Mr. Mello is Av. Brigadeiro Faria Lima, 4100 - 16th floor, Sao Paulo, SP 04538-132, Brazil. The name, business address, present principal occupation or employment, principal business address of such employer (if not Queluz, AS Investimentos, AS Negocios or Rio das Pedras) and citizenship of each director and controlling person of Queluz, AS Investimentos, AS Negocios or Rio das Pedras is set forth in Schedule A.
Present principal occupation or employment: Each of Queluz, AS Investimentos and AS Negocios is a holding company, and Rio das Pedras is an equities fund, which principal business is investing in securities of the Issuer and its affiliates. Mr. Mello is the chairman of the board of the directors of the Issuer and the controlling shareholder of each of Queluz, AS Investimentos, AS Negocios and Rio das Pedras.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best of knowledge of each Reporting Person, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: Queluz is organized under the laws of the British Virgin Islands. Each of AS Investimentos, AS Negocios and Rio das Pedras is organized under the laws of Brazil. Mr. Mello is natural person holding Brazilian citizenship.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the original statement on Schedule 13D is supplemented by adding the following paragraphs immediately after the last paragraph of such item:

On September 21, 2025, the Issuer, Holdings Aguassanta and the Investors entered into the Investment Agreement. The purpose of the Investment Agreement was to structure a strategic transaction involving the execution, by the Issuer, of two primary public offerings of Shares, subject to the terms and conditions of the Investment Agreement and the requisite corporate approvals.

Primary Equity Offerings of Common Shares

The first public offering of Shares (the "First Offering") was structured by the Issuer in Brazil as an Issuer with Large Market Exposure (Emissora com Grande Exposicao ao Mercado - EGEM), in accordance with Resolution No. 160/22 of the CVM. The First Offering was made to the general investing public in Brazil without priority rights for the Issuer's shareholders and resulted in a primary issuance of 1,812,500,000 Shares, including a base offering of 1,450,000,000 Shares (the "First Base Offering"), which was increased by 25.0%, or 362,500,000 Shares, during the bookbuilding process. The board of directors of the Issuer approved the price per share in the First Offering of R$5.00 per share following the conclusion of the bookbuilding process as well as the issuance of 1,812,500,000 Shares, resulting in gross proceeds of R$9,062.5 million. The First Offering was anchored by the Anchor Investors and the distribution plan also took into account the Issuer's historical shareholder base.

The second public offering of Shares (the "Second Offering") was also structured by the Issuer in Brazil. This Second Offering was made to professional investors, pursuant to CVM Resolution No. 160/22, and included priority rights for subscription, granted to shareholders holding Shares in the Issuer as of the close of business on September 19, 2025, excluding any Shares subscribed in the First Offering. Pursuant to the Investment Agreement, the Investors waived any priority rights in connection with the Second Offering. The Second Offering resulted in a primary issuance of 287,500,000 Shares. The price per share in the Second Offering was the same price per share set in connection with the First Offering, R$5.00 per share. Together, the First Offering and the Second Offering are referred to as the "Equity Offerings."

Anchor Investors' Commitment

The Anchor Investors have subscribed and paid for 100% of the 1,450,000,000 Shares offered in the First Base Offering for a total aggregate amount of R$7,250.0 million, at a price per share of R$5.00. The investment by the Anchor Investors was made through a newly established holding company, Vertiz Holding S.A., established with the corporate purpose of holding and investing in the Issuer's securities ("New Holding"), in which Holdings Aguassanta also holds a stake. The Investors have made contributions to the New Holding in amounts corresponding to their respective investment commitments.

New Holding's share capital consists of different classes of shares, each with distinct economic rights designed to reflect the participation and investment goals of each investor. The redemption and equalization mechanisms applicable to New Holding's preferred shares are structured to reflect the long-term nature of the investment--estimated at up to 20 years--and to ensure economic alignment and balance among shareholders. Early redemptions may occur upon mutual agreement among the investors, under certain conditions, provided that the long-term investment focus and alignment of interests originally envisaged for the transaction are maintained.

Investors in the First Offering, other than the Anchor Investors, will not be able to offer, sell, contract to sell, pledge, loan or otherwise transfer or dispose of a number of Shares equal to 50% of the total number of Shares subscribed by such investors in the First Offering for a period of two years from the settlement date of the First Offering. Furthermore, the Anchor Investors have agreed that the lock-up applicable to 50% of the Shares subscribed by New Holding in the First Offering will be for a period of four years from the settlement date of such offering. The remaining 50% of the Shares subscribed by New Holding will be subject to a contractual lock-up period of 100 days from the settlement date of the First Offering. In addition, pursuant to the terms of the Shareholders' Agreement which came into effect on the settlement date of the First Offering, i.e., November 10, 2025, between Holdings Aguassanta, New Holding and the Investors, as well as the Issuer and Mr. Mello as intervening-consenting parties (the "Shareholders' Agreement"), the Shares held by New Holding and Holdings Aguassanta following the First Offering that are subject to the Shareholders' Agreement will be subject to a four-year lock-up period from the date of execution of the Shareholders' Agreement. The Shares issued in the Second Offering will not be subject to any lock-up restrictions.

In order to finance the investment in New Holding as a result of which New Holding acquired 150,000,000 Shares, AS Investimentos received funds transferred to it by its parent company, Aguassanta Participacoes S.A. ("AS Par"). In turn, AS Par issued commercial notes in an aggregate principal amount of R$750.0 million pursuant to an indenture dated as of October 22, 2025 among AS Par as issuer, Pentagono S.A. Distribuidora de Titulos e Valores Mobiliarios, as fiduciary agent, and Mr. Mello as guarantor. The commercial notes are secured by a pledge over 100,000,000 Shares and guaranteed by Mr. Mello. The commercial notes accrue interest at a rate calculated based on the Brazilian Depositos Interfinanceiros rate plus (i) 1.00% until October 22, 2028, (ii) 1.20% from October 23, 2028 to October 22, 2030, and (iii) 1.45% from October 23, 2030 to the maturity date. The commercial notes will mature on October 23, 2032. Principal is payable in instalments starting on October 23, 2028 (20% of the outstanding principal amount), and then on October 23, 2029 (25% of the outstanding principal amount), October 23, 2030 (33.33% of the outstanding principal amount), October 23, 2031 (50% of the outstanding principal amount) and on the maturity date (the remaining outstanding principal amount). The commercial notes are subject to customary covenants and events of default for transactions of this nature.

Purpose of the Equity Offerings and Investors Involved

In preparation for the First Offering, the Issuer evaluated potential alternatives to adjust its capital structure. Together with its controlling shareholder, the Issuer conducted a private process to identify potential anchor investors, with the goal of: (i) structuring primary funding sufficient to materially deleverage the Issuer's capital structure; (ii) unlocking value for shareholders by restoring financial flexibility and enhancing the liquidity of the Issuer's shares; (iii) seeking that the investors contribute to the alignment and strengthening of corporate governance and to the execution of the Issuer's long-term strategic objectives; and (iv) promoting a long-term commitment from investors, including the execution of lock-up agreements relating to a significant portion of the investment in the Shares pursuant to a Shareholders' Agreement to be entered into with Holdings Aguassanta.

Following an evaluation of, and negotiation with, potential investors, the Issuer and Holdings Aguassanta have entered into the Investment Agreement with the Investors--business groups with a long-term investment profile and recognized financial capacity, ensuring credibility and stability to the transaction. The involvement of these Investors is expected to preserve balance between shareholder stability and market liquidity, as a result of their commitment to a longer lock-up period.

Shareholders' Agreement

Holdings Aguassanta, New Holding and the Investors, as well as the Issuer and Mr. Mello as intervening-consenting parties, have entered into the Shareholders' Agreement. The principal terms and conditions of the Shareholders' Agreement are summarized below.

The Shareholders' Agreement will remain valid and binding (i) until the 20th anniversary of November 10, 2025 or (ii) with respect to each shareholder, until such shareholder ceases to hold, directly or indirectly, (a) until additional Shares held by Holdings Aguassanta are made subject to the Shareholders' Agreement, at least 5.70% of the Issuer's share capital that is subject to the terms of the Shareholders' Agreement, or (b) after additional Shares held by Holdings Aguassanta are made subject to the Shareholders' Agreement, at least 6.80% of the Issuer's share capital that is subject to the terms of the Shareholders' Agreement.

The Shareholders' Agreement provides that certain material matters subject to approval by the Issuer's board of directors and/or general shareholders' meeting, including (among others) approval of changes to the corporate purpose, approval of the annual budget, incurrence of indebtedness above certain thresholds, determination of management compensation, and approval of certain corporate policies, must first be deliberated in a prior meeting of the Anchor Investors. Holdings Aguassanta holds, directly or indirectly, a number of Shares subject to the Shareholders' Agreement that affords it a majority of the votes in such meetings. During the first six years of the Shareholders' Agreement from its execution date, such majority will necessarily include, in all cases, the affirmative vote of Holdings Aguassanta and at least one Anchor Investor.

The Shareholders' Agreement also classifies certain strategic matters as "protective matters," requiring the unanimous approval of all Anchor Investors in the prior meeting. Protective matters include, among others, approval of corporate reorganizations, amendment or waiver of the poison pill clause, approval of the dividend policy, approval of related-party transactions, delisting from the Novo Mercado or deregistration as a public company, and approval of the Issuer's liquidation or dissolution.

In addition, the Shareholders' Agreement provides that the Issuer's board of directors be composed of at least nine members. During the first six years following the execution date of the Shareholders' Agreement, Holdings Aguassanta will be entitled to appoint the majority of the board members (five members, including one independent member), while the Anchor Investors will be entitled to appoint four members, including one independent member. Mr. Mello, or a person designated by him, will serve as chairman of the board of directors during the first three two-year terms following the date of November 10, 2025. The Anchor Investors will have a rotating right to appoint the vice-chairman of the board for two-year terms, beginning with an initial appointment by the BTG Entities. After such period, the vice-chairman will be elected by majority vote of the board members.

After the first six years from the execution date of the Shareholders' Agreement, members of the board of directors will be appointed by each Anchor Investor in proportion to its direct or indirect shareholding in the Issuer that is subject to the Shareholders' Agreement, it being understood that (i) the shareholder holding, directly or indirectly, Shares that are subject to the Shareholders' Agreement and which represent at least 50% of the total voting rights of the Anchor Investors that are subject to the Shareholders' Agreement will have the right to appoint a majority of the number of members of the board of directors which the Shares subject to the Shareholders' Agreement have the right to elect, and (ii) if Holdings Aguassanta does not hold, directly or indirectly, Shares that are subject to the Shareholders' Agreement and which represent at least 50% of the total voting rights of the Anchor Investors that are subject to the Shareholders' Agreement and for so long as Holdings Aguassanta holds, directly or indirectly, Shares that are subject to the Shareholders' Agreement and which represent at least (a) 16.80% of the Issuer's share capital, it will be entitled to appoint four members (including two independent members), and (b) between 6.80% and 16.80% of the Issuer's share capital, it will be entitled to appoint two members (including one independent member). The vice-chairman will thereafter be elected by majority vote of the board members.

The Issuer's chief executive officer will be appointed by decision of the Anchor Investors in a prior meeting, based on a list of three candidates, which during the first six years from the execution date of the Shareholders' Agreement will be presented by Holdings Aguassanta and thereafter by the shareholder holding the largest number of shares that are subject to the Shareholders' Agreement. The other executive officers will be nominated by the Issuer's chief executive officer and subject to board approval.

The appointment of board members of the Issuer's relevant subsidiaries (excluding Raizen S.A. and Edge Comercializacao S.A.) will be decided by the Anchor Investors in a prior meeting, following the same proportionality applicable to the composition of the Issuer's board of directors. The chief executive officer of such relevant subsidiaries will be appointed based on the same criteria as the Issuer's chief executive officer. The other executive officers of such subsidiaries will be nominated by their respective chief executive officers and subject to board approval.

For a period of four years from the execution date of the Shareholders' Agreement, Holdings Aguassanta and New Holding (together, the "Restricted Shareholders") may not transfer any shares of the Issuer that are subject to the Shareholders' Agreement. After such four-year period, any Restricted Shareholder wishing to transfer shares that are subject to the Shareholders' Agreement to outside the stock exchange must first offer such shares to the other Restricted Shareholders, who may exercise a right of first offer in proportion to their respective direct or indirect holdings of shares subject to the Shareholders' Agreement, in accordance with the time periods and procedures set forth in the Shareholders' Agreement. If such transfer results in the sale of a majority of such shares, the other Restricted Shareholders will be entitled to a tag-along right to sell all of their shares that are subject to the Shareholders' Agreement on the same terms. After the first six years from the execution date of the Shareholders' Agreement, the Restricted Shareholders may, at their sole discretion and during specific semiannual windows, designate shares previously outside the scope of the Shareholders' Agreement to become subject to the Shareholders' Agreement.

The Shareholders' Agreement also provides that the Issuer will approve a new dividend policy consistent with its existing one and which will provide for the distribution of dividends in excess of the minimum level required by the Brazilian corporate law subject to a predetermined coverage ratio being met.

Moreover, a new long-term incentive plan is expected to be approved for certain officers and key executives, including the current chairman of the board of directors. The total number of shares to be delivered under such program is not expected to exceed 37,000,000 Shares of the Issuer. Shares under this incentive plan may be granted partly under the Issuer's existing stock option plan and partly under its restricted stock plan, subject to the existing limits of each plan. The implementation of this long-term incentive plan and its specific terms will be subject to approval by the Issuer's competent corporate bodies. A significant portion of the program is expected to be allocated to the current chairman of the board, subject to his continued service in that position.

Corporate Approvals and Conditions Precedent for the Investment

On October 23, 2025, the Issuer approved, at an extraordinary general shareholders' meeting: (i) the increase of the Issuer's authorized capital limit, allowing it to be raised to up to 8,000,000,000 Shares through a resolution of the Board of Directors, without the need for an amendment of the Issuer's bylaws (estatuto social); and (ii) the granting of an express waiver, solely to the Investors, from the requirement to conduct a tender offer upon reaching a relevant ownership interest, in light of the fact that the Anchor Investors, directly and through New Holding, and/or their respective shareholder groups may individually or jointly, directly or indirectly, acquire ownership interests in the Issuer deemed to be relevant under the Issuer's bylaws as a result of the Equity Offerings.

In addition, the conduct of the Equity Offerings was subject to customary conditions precedent for transactions of this nature, as well as: (i) the conduct of the First Offering with a minimum of 1,450,000,000 shares issued; and (ii) the settlement of the First Offering occurring no later than November 14, 2025. The Anchor Investors' investment was submitted for approval by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Economica) (the "Brazilian Antitrust Authority") on September 29, 2025 by the Perfin Entities, and on September 30, 2025 by the BTG Entities. The Anchor Investors' investment was approved by the Brazilian Antitrust Authority on October 29, 2025 with respect to the Perfin Entities, and on October 30, 2025 with respect to the BTG Entities. The Brazilian Antitrust Authority's approvals will become final following a period of 15 days from the date of each of them during which the approvals may be recalled for review on the initiative of the administrative tribunal of the Brazilian Antitrust Authority or as a result of appeals by third parties.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original statement on Schedule 13D is amended and restated to read as follows:

The Shares to which this Statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer's securities. The Shares subscribed for by New Holding as part of the transactions described in Item 3 were acquired with the purpose of investing in the Issuer's securities.

Mr. Mello is the chairman of the board of the directors of the Issuer and the controlling shareholder of each of Queluz, AS Investimentos, AS Negocios and Rio das Pedras. Each of the Shares entitles its holder to one vote. Mr. Mello controls 20.7% of the Issuer's issued and outstanding share capital and voting power by virtue of his beneficial ownership and control of 822,312,930 of the Issuer's Shares (including the Shares represented by ADSs).

On October 24, 2025, the Issuer furnished a Current Report on Form 6-K to the Securities and Exchange Commission (the "SEC") in which it disclosed that it is considering delisting its ADSs from the New York Stock Exchange ("NYSE"). If the Issuer does pursue this delisting, the ADSs would cease to be tradeable on the NYSE and listing of the Issuer's securities would be limited to the listing of the Shares on the Sao Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcao). Additionally, the Issuer disclosed that if the Issuer meets the applicable criteria at any time after completing such delisting, the Issuer may pursue the deregistration of its Shares and ADSs with the SEC resulting in the termination of its reporting obligations with the SEC.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (D) encourage (including, without limitation, through their designees on the Issuer's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer's capitalization or dividend policy, (iii) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (iv) changing the Issuer's by-laws, and (v) other changes to the Issuer's business or structure. In addition, the directors of the Issuer who are affiliated with Mr. Mello may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer's organizational documents.

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the original statement on Schedule 13D is amended and restated to read as follows:

(a) - (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i) Queluz beneficially owns, and has shared power to vote or dispose of, 109,532,616 Shares, representing 2.8% of the outstanding Shares of the Issuer;

(ii) AS Investimentos beneficially owns, and has shared power to vote or dispose of, 712,682,406 Shares, representing 18.0% of the outstanding Shares of the Issuer. This includes (i) 562,682,406 Shares held directly by AS Investimentos, and (ii) an additional 150,000,000 Shares held by New Holding. AS Investimentos holds an interest of 10.3% in New Holding, which in turn holds 1,450,000,000 Shares. The number in item (ii) is obtained by multiplying the 1,450,000,000 Shares held by New Holding by AS Investimentos' 10.3% interest in New Holding. Aguassanta Investimentos disclaims beneficial ownership of any other Shares held by New Holding;

(iii) AS Negocios beneficially owns, and has shared power to vote or dispose of 20,268 Shares, representing 0.0% of the outstanding Shares of the Issuer;

(iv) Rio das Pedras beneficially owns, and has shared power to vote or dispose of 77,640 Shares, representing 0.0% of the outstanding Shares of the Issuer; and

(v) Mr. Mello beneficially owns, and has shared power to vote or dispose of, 822,312,930 Shares, representing 20.7% of the outstanding Shares of the Issuer. Mr. Mello's holdings of Shares consist of: (i) 109,532,616 Shares held by Queluz, representing 2.8% of the outstanding Shares; (ii) 562,682,406 Shares directly held by AS Investimentos, representing 14.2% of the outstanding Shares; (iii) 20,268 Shares held by AS Negocios, representing 0.0% of the outstanding Shares; (iv) 77,640 Shares held by Rio das Pedras, representing 0.0% of the outstanding Shares; and (v) 150,000,000 Shares held by New Holding, representing 3.8% of the outstanding Shares. The number in item (v) is obtained by multiplying the 1,450,000,000 Shares held by New Holding by Mr. Mello's 10.3% indirect interest in New Holding held through AS Investimentos. Mr. Mello disclaims beneficial ownership of any other Shares held by New Holding.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3 and 4 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving Shares or ADSs of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Inapplicable.

The information set forth in Items 2 and 3 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original statement on Schedule 13D is amended and restated to read as follows:

Except as otherwise contemplated herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See the original statement on Schedule 13D.

## Signatures
- Queluz Holdings Ltd.: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Director and President (11/12/2025)
- Queluz Holdings Ltd.: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Director and Vice-President (11/12/2025)
- Aguassanta Investimentos S.A.: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Director and President (11/12/2025)
- Aguassanta Investimentos S.A.: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Vice-President (11/12/2025)
- Aguassanta Negocios S.A.: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Director and President (11/12/2025)
- Aguassanta Negocios S.A.: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Vice-President (11/12/2025)
- Rio das Pedras Acoes: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello, Executive Officer (11/12/2025)
- Rio das Pedras Acoes: /s/ Burkhard Otto Cordes, Burkhard Otto Cordes, Executive Officer (11/12/2025)
- Rubens Ometto Silveira Mello: /s/ Rubens Ometto Silveira Mello, Rubens Ometto Silveira Mello (11/12/2025)